Exhibit 21

1.	ZLI Holdings Limited – Hong Kong

2.	Zhengzhou Zhonglian Hengfu Business Consulting Co., Ltd.– PRC

3.	Law Anhou Insurance Agency Co., Ltd. (consolidated affiliate) – PRC

4.	Jiangsu Law Insurance Broker Co., Ltd. (consolidated affiliate) – PRC

5.	Action Holdings Financial Limited – BVI

6.	Law Enterprise Co., Ltd. – Taiwan

7.	Law Insurance Broker Co., Ltd. – Taiwan

8.	Prime Financial Asia Ltd. – Hong Kong

9.	Prime Management Consulting (Nanjing) Co., Ltd. – PRC

10.	Max Key Investment Ltd. – BVI

11.	Prime Asia Corporation, Ltd.– Taiwan

12.	Genius Holdings Financial Limited – BVI

13.	Genius Investment Consulting Co., Ltd. – Taiwan

14.	Joint Broker Co., Limited – Taiwan